SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

SiRF TECHNOLOGY HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

82967H101 (CUSIP Number)

December 31, 2004

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82967H101

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): Diosdado P. Banatao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,111,111 shares 6 SHARED VOTING POWER 3,401,393 shares* 7 SOLE DISPOSITIVE POWER 1,111,111 shares 8 SHARED DISPOSITIVE POWER 3,401,393 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,512,504 shares*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	The amount reported includes 1,678,523 shares held by the Diosdado Banatao and Maria C. Banatao Living Trust (“Banatao Living Trust”), 1,159,486 shares held by Tallwood Partners LLC, 156,000 shares held by the Desi Roman Banatao Trust, 156,000 shares held by the Diosdado Rey Banatao Trust, 156,000 shares held by the Tala Maria Banatao Trust and 80,000 shares held by the Banatao Heritage Trust. The Reporting Person and his spouse are co-trustees of the Banatao Living Trust. The Banatao Living Trust is the managing member of Tallwood Partners LLC. The amount also includes 7,692 shares issuable under an immediately exercisable warrant held in the name of the Banatao Living Trust and 7,692 shares issuable under an immediately exercisable warrant held in the name of Tallwood Partners LLC. The Reporting Person is the co-trustee of the Banatao Heritage Trust, Desi Roman Banatao Trust, Diosdado Rey Banatao Trust and Tala Maria Banatao Trust and disclaims beneficial ownership of the shares held by such trusts.

Item 1	(a)	Name of Issuer: SiRF Technology Holdings, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 148 East Brokaw Road, San Jose, CA 95112

Item 2	(a)	Name of Person Filing: Diosdado P. Banatao

Item 2	(b)	Address of Principal Business Office or, if none, Residence: c/o Tallwood Venture Capital, 635 Waverly Street, Palo Alto, CA 94301

Item 2	(c)	Citizenship: United States

Item 2	(d)	Title of Class of Securities: Common Stock, $0.0001 par value

Item 2	(e)	CUSIP Number: 82967H101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or Dealer registered under Section 15 of the Act

	(b)	☐	Bank as defined in section 3(a)(6) of the Act

	(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act

	(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940

	(e)	☐	Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

	(f)	☐	An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

	(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)

	(h)	☐	A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

	(j)	☐	Group, in accordance with Section 240.13d-1(b)(ii)(J)

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 4,512,504 shares of Common Stock.*

(b) Percent of class: 9.6%. The calculation of percentage of beneficial ownership was based on 46,958,926 shares of Common Stock outstanding as of December 31, 2004.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,111,111 shares.

(ii) Shared power to vote or to direct the vote: 3,401,393 shares*.

(iii) Sole power to dispose or to direct the disposition of: 1,111,111 shares.

(iv) Shared power to dispose or to direct the disposition of: 3,401,393 shares*.

*  The amount reported includes 1,678,523 shares held by the Diosdado Banatao and Maria C. Banatao Living Trust (“Banatao Living Trust”), 1,159,486 shares held by Tallwood Partners LLC, 156,000 shares held by the Desi Roman Banatao Trust, 156,000 shares held by the Diosdado Rey Banatao Trust, 156,000 shares held by the Tala Maria Banatao Trust and 80,000 shares held by the Banatao Heritage Trust. The Reporting Person and his spouse are co-trustees of the Banatao Living Trust. The Banatao Living Trust is the managing member of Tallwood Partners LLC. The amount also includes 7,692 shares issuable under an immediately exercisable warrant held in the name of the Banatao Living Trust and 7,692 shares issuable under an immediately exercisable warrant held in the name of Tallwood Partners LLC. The Reporting Person is the co-trustee of the Banatao Heritage Trust, Desi Roman Banatao Trust, Diosdado Rey Banatao Trust and Tala Maria Banatao Trust and disclaims beneficial ownership of the shares held by such trusts.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certifications Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005.

By	/s/ Diosdado P. Banatao
Diosdado P. Banatao